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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         WELLSFORD REAL PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950240101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Roger S. Begelman, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                                              SEC 1746(12-91)

         WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.P. VII, WH Advisors, Inc. VII, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated September 8, 1997 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock, $0.01 par value per share, of Wellsford Real Properties, Inc., a Maryland corporation.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

                  WHWEL acquired the Warrants as part of the formation of Wellsford/Whitehall and the contribution by WHWEL (and certain of its affiliates) of real estate assets consisting of office properties to Wellsford/Whitehall. WHWEL is holding the Warrants for investment purposes. As of the date of this statement, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of
         Schedule 13D, other than in connection with the registration rights granted in the Warrant Agreement (as described in Item 6 below), the Letter Agreements (as defined and described in Item 6 below) and the rights granted to the members of Wellsford/Whitehall to sell assets of Wellsford/Whitehall under certain circumstances as provided in the Limited Liability Company Operating Agreement of Wellsford/Whitehall, dated as of August 28, 1997 (the "Wellsford/Whitehall LLC Agreement").

                  The foregoing references to the Warrant Agreement, the Letter Agreements and the Wellsford/Whitehall LLC Agreement are subject to, and qualified in their entirety by reference to, the Warrant Agreement, the Letter Agreements and the Wellsford/Whitehall LLC Agreement, which are filed as exhibits to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:


Exhibit No.   Exhibit                                                 Page
-----------   -------                                                 ----

    4         Limited Liability Company Operating
              Agreement of Wellsford/Whitehall
              Properties, L.L.C., dated as of
              August 28, 1997

                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.


Dated:   September 29, 1997         WHWEL REAL ESTATE LIMITED PARTNERSHIP

                                    By: WHATR Gen-Par, Inc., General Partner


                                    By: /s/ Ronald L. Bernstein
                                       Name: Ronald L. Bernstein
                                       Title: Assistant Vice President


Dated:   September 29, 1997         WHATR GEN-PAR, INC.

                                    By: /s/ Ronald L. Bernstein
                                       Name: Ronald L. Bernstein
                                       Title: Assistant Vice President


Dated:   September 29, 1997         WHITEHALL STREET REAL ESTATE LIMITED
                                    PARTNERSHIP VII

                                    By: WH Advisors, L.P. VII, General Partner

                                    By: WH Advisors, Inc. VII, General Partner


                                    By: /s/ David M. Weil
                                       Name: David M. Weil
                                       Title: Vice President


Dated:   September 29, 1997         WH ADVISORS, L.P. VII

                                    By: WH Advisors, Inc. VII, General Partner


                                    By: /s/ David M. Weil
                                       Name: David M. Weil
                                       Title: Vice President

Dated:   September 29, 1997         WH ADVISORS, INC. VII


                                    By: /s/ David M. Weil
                                       Name: David M. Weil
                                       Title: Vice President


Dated:   September 29, 1997         THE GOLDMAN SACHS GROUP, L.P.

                                    By: The Goldman Sachs Corporation,
                                            General Partner

                                    By: /s/ David A. Viniar
                                       Name: David A. Viniar
                                       Title: Executive Vice President




                                    GOLDMAN, SACHS & CO.

                                    By: /s/ David A. Viniar
                                       Name: David A. Viniar
Dated:   September 29, 1997            Title: Managing Director